Exhibit 99.1

FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275, LB 152
DALLAS, TEXAS 75230 - 5805
(972)788-1110   Telefax (972)991-3160  (E MAIL) forgarb@forgarb.com

April 22, 2015

Mr. Anthony C. Schnur
Chief Executive Officer
Lucas Energy, Inc.
3555 Timmons Lane, Suite 1550
Houston, TX  77027
Re:  SEC Summary Letter

Dear Mr. Schnur:

At your request, Forrest A. Garb & Associates, Inc. (FGA) has estimated the reserves and future net revenue, as of March 31, 2015, attributable to interests owned by Lucas Energy, Inc. (Lucas) in certain oil and gas properties located in Texas.  This evaluation was completed on April 22, 2015, and includes proved and probable reserves.  Lucas has represented that these properties account for 100 percent of Lucas’ proved and probable reserves, as of March 31, 2015.

This report has been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X and the guidelines specified in Item 1202 (a)(8) of Regulation S-K of the U.S. Securities and Exchange Commission (SEC), and with the exception of the exclusion of future income taxes, conforms to the FASB Accounting Standards Codification Topic 932, Extractive Industries - Oil and Gas.  This report was prepared for inclusion in annual financial reporting and reserves filings by Lucas.

The following table summarizes the estimated net proved and probable reserves and their associated future net revenue, as of March 31, 2015.

	Estimated Net Reserves1		Estimated Future Net Revenue
Reserve Class & Category	Oil and Condensate (MBbl)2	Gas (MMcf)2	Undiscounted (M$)2	Discounted at 10% Per Year3 (M$)2
Proved
Producing	148.91	1.26	7,071.56	4,873.85
Undeveloped	4,429.62	2,975.52	171,180.38	70,957.92
Total Proved4	4,578.53	2,976.78	178,251.94	75,831.77

Probable
Undeveloped	3,649.30	1,516.09	119,542.23	35,529.12
Total Probable4	3,649.30	1,516.09	119,542.23	35,529.12

1 The definitions for all reserves incorporated in this study have been set forth in this report.
2 MBbl = thousands of barrels, MMcf = millions of cubic feet, M$ = thousands of dollars.
3 The discounted future net revenue is not represented to be the fair market value of these reserves.
4 The reserves and revenues in the summary table were estimated on a fiscal year basis using the PHDWin economics program.  Due to the rounding procedures used in this program, there may be slight differences in the calculated and summed values.

FORREST A. GARB & ASSOCIATES, INC.

ENGINEERING

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible from a given date forward.  The basis for estimating the proved producing reserves was the extrapolation of historical production having an established decline trend.  Volumetrics and/or analogy were used for forecasting properties where insufficient data were present for production decline extrapolation.  Production histories were obtained from published production data and state reporting records purchased from a third party provider, Drillinginfo, and supplemented with data provided by Lucas.  The proved undeveloped properties were evaluated using the volumetric method and/or by analogy to adjacent comparable wells.

Probable reserves are those additional reserves which analysis of geosciences and engineering data indicate are less likely to be recovered than proved reserves but are more certain to be recovered than possible reserves.  The probable undeveloped reserves were estimated by the volumetric method and/or by analogy to adjacent comparable wells.  The volumetric method considered well logs, core analyses, geologic maps, and other relevant data.  Lucas provided the available geologic and engineering data for FGA's review.

Reserve estimates were calculated using deterministic procedures.  FGA applied geologic, petroleum engineering, and evaluation principals and techniques in accordance with practices generally recognized by the petroleum industry as presented in the Society of Petroleum Engineers publication “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).”  Gas volumes are expressed in millions of cubic feet (MMcf) at standard temperature and pressure.  Gas contract differences, including take or pay claims, are not considered in this report.  Gas sales imbalances have not been taken into account in the reserve estimates.  The oil reserves shown in this study include crude oil and/or condensate. Oil volumes are expressed in thousands of barrels (MBbl), with one barrel equivalent to 42 United States gallons.

ECONOMIC CONSIDERATIONS

The benchmark oil and gas prices used in this study are the preceding 12-month averages of the first-day-of-the-month spot prices posted for the West Texas Intermediate (WTI) oil and Henry Hub natural gas.  Oil prices are based on a benchmark price of $82.99 per barrel and have been adjusted by lease for gravity, transportation fees, and regional price differentials.  Gas prices per thousand cubic feet (MCF) are based on a benchmark price of $3.92 per million British thermal units (MMBtu) and have been adjusted by lease for Btu content, transportation fees, and regional price differentials.  The adjustment is based on the differential between historic oil and gas sales and the corresponding benchmark price.  The oil and gas prices were held constant for the economic life of the properties.  The average realized proved oil and gas prices after adjustments are $79.92 and $2.87, respectively.  The average realized probable oil and gas prices after adjustments are $79.92 and $2.87, respectively.

Lucas provided ownership interests in the properties.  FGA accepted the extent and character of ownership (working interest and net revenue interest) as represented.  Lease operating expense (LOE) data was provided by Lucas for FGA’s review.  The average LOE for the previous 12 months, or for the months available for each property, was utilized for producing properties.  Capital expenditures are included as required for workovers, the future development of wells, and for production equipment.  Abandonment costs for the properties are not included in the capital expenditures.  Existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report.  No costs are included in the projections of future net revenue or in our economic analyses to restore, repair, or improve the environmental conditions of the properties studied to meet existing or future local, state, or federal regulations.  Our staff conducted no independent well tests, property inspections, or audits of completion and operating expenses as part of this study.  All costs and investments have been held constant in this evaluation.

FORREST A. GARB & ASSOCIATES, INC.

FGA has accepted Lucas’ intent to drill the proved and probable undeveloped locations at the pace provided in their proposed drilling schedule.  Lucas’ future development program is aggressive; however, Lucas has entered into a collaboration agreement and a separate funding agreement with Victory Energy Corporation (VYEY).   To fulfill this agreement, Lucas has transferred certain well rights to VYEY.  VYEY will provide funding for immediate development opportunities and working capital and the parties will seek out additional funding from other sources.

The estimated future net revenues shown are those which should be realized from the sale of estimated oil and gas reserves after deduction of severance taxes, ad valorem taxes, direct operating costs, and future capital expenditures.  No deductions have been made for overhead, federal income taxes, or other indirect costs, such as interest expense and loan repayments.  Surface and well equipment salvage values have not been considered in the revenue projections.  The estimated reserves included in the cash flow projections have not been adjusted for risk.  The reserves included in this study are estimates only and should not be construed as exact quantities.  They may or may not be actually recovered, and if recovered, the actual revenues and associated costs could be more or less than the estimated amounts.  Future conditions may affect recovery of estimated reserves and revenue, and all categories of reserves may be subject to revision as more performance data become available.

The analysis and findings presented in this report represent FGA’s informed judgments based on accepted standards of professional engineering practice, but are subject to the generally recognized and unforeseen risks associated with the interpretation of geological, geophysical, and engineering data.  The assumptions, data, methods, and procedures used in the preparation of this report are appropriate for the purpose served by the report.  Future changes in federal, state, or local regulations may adversely impact the ability to recover the future oil and gas volumes expected.  Changes in economic and market conditions from the assumptions and parameters used in this study may cause the total quantity of future oil or gas recovered, actual production rates, prices received, operating expenses, and capital costs to vary from the results presented in this report.

PETROLEUM CONSULTANTS

FGA is an independent firm of geologists and petroleum engineers.  Neither the firm nor its employees own any interest in the properties studied, nor have we been employed on a contingency basis.  FGA has used all necessary methods and procedures in the preparation of this report for the evaluation of these properties.

FORREST A. GARB & ASSOCIATES, INC.

This report was prepared under the supervision of Stacy M. Light, P.E. Registered Professional Engineer No. 106726, State of Texas and member of the Society of Petroleum Engineers (SPE).  She holds a Bachelor of Science degree in Petroleum Engineering from Texas A&M University and has more than 17 years’ experience in oil and gas reservoir studies and reserves evaluations.

We appreciate the opportunity to submit this evaluation.  Should you have any questions, please do not hesitate to call.

Yours truly,

Forrest A. Garb & Associates, Inc. Texas Registered Engineering Firm F-629
Stacy M. Light, P.E. Senior Vice President Forrest A. Garb & Associates, Inc.

SML/elt